UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2019

GK Investment Property Holdings II, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3013125
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200
Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

CONDITIONAL RELIEF OF FILING OBLIGATIONS UNDER REGULATION A

GK Investment Property Holdings II, LLC (the “Company”) relied on the conditional relief of its filing obligations under Regulation A for this Special Annual Report on Form 1-K for the year ended December 31, 2019 (the “Annual Report”) pursuant to the Securities and Exchange Commission (“SEC”) order on March 26, 2020, set forth in SEC Release No. 33-10768 (the “Order”). The Order provides conditional relief to companies qualified under Regulation A that are unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”) outbreak. The current outbreak of COVID-19 has posed a significant impact on the Company’s ability to timely file its Annual Report that was due on May 27, 2020. The current COVID-19 outbreak has caused severe disruptions in the ability of the Company’s accounting staff and the staff of the Company’s independent registered public accounting firm to finalize the audit of the Company due to inconsistent staffing and delays in obtaining necessary reports, which has caused a delay in the Company’s ability to prepare and analyze its financial statements for inclusion in the Annual Report. The Company therefore decided to rely on the conditional relief provided in the Order.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of GK Investment Property Holdings II, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated January 29, 2020, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1788427/000165495420000887/gkih_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Business

Unless the context otherwise requires or indicates, references in this annual report to “us,” “we,” “our” or “our Company” refer to GK Investment Property Holdings II, LLC, a Delaware limited liability company.

GK Investment Property Holdings II, LLC is a Delaware limited liability company formed on July 11, 2019 that invests in and operates commercial rental properties, leases such properties to multiple tenants, and makes such other real estate related investments as are consistent with its investment objectives and that GK Development, Inc. dba GK Real Estate, GK Development, our manager, deems appropriate. Our company owns no property as of the date of this Annual Report.

Since 1995, GK Development and its management team has had experience successfully acquiring, redeveloping and managing a diversified portfolio of office, retail and multifamily real estate properties. GK Development controls a portfolio of real estate assets currently valued at over $500 million which represents 5.4 million square feet of office, multifamily and commercial space throughout the U.S.

We do not have any employees.  GK Development’s management team is comprised of operation managers who are responsible for the day-to-day operation of GK Development and our company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on September 17, 2019, which offering statement was qualified by the SEC on January 28, 2020. Pursuant to the Offering Statement, we are offering a maximum of $50,000,000 of the Company’s 7% bonds, or the “Bonds.” The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. Assuming that the maximum amount of Bonds is purchased and issued, we anticipate that the net proceeds will be approximately $44,250,000 if we sell the maximum offering amount without any volume-weighted discounts. Proceeds from the sale of the Bonds will be used to acquire commercial rental properties in our target asset class. As of December 31, 2019, we had not sold any bonds because our offering statement was not qualified by the SEC until January 28, 2020. We intend to continue to sell the Bonds through January 28, 2022, or the date upon which our Manager determines to terminate the offering, in its sole discretion.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

As of the date of this annual report, GK Investment Property Holdings II, LLC, has not yet commenced active operations. Offering proceeds will be applied to investment in properties and the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this Annual Report. We will experience a relative increase in liquidity as we receive additional proceeds from the sale of Bonds and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition and operation of our properties or the payment of debt service.

Further, we have not entered into any arrangements creating a reasonable probability that we will acquire a specific property or other asset. The number of properties and other assets that we will acquire will depend upon the number of Bonds sold and the resulting amount of the net proceeds available for investment in properties and other assets. Until required for the acquisition or operation of assets or used for distributions, we will keep the net proceeds of this offering in short-term, low risk, highly liquid, interest-bearing investments.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our Indenture.

Results of Operations

Having not commenced active operations, we have not acquired any properties or other assets, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the commercial rental real estate industry and real estate generally, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

Liquidity and Capital Resources

We are offering and selling to the public in this offering up to $50,000,000 in the aggregate of our Bonds. Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans and securities we acquire, improvement costs, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our bond service obligations. Generally, we will fund our acquisitions from the net proceeds of this offering. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash.

We expect to use debt financing as a source of capital. We have no limits on the amount of leverage we may employ; however, senior property debt is generally expected to be approximately 65% of the cost of our investments.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the bond service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow from operations. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of the debt service reserve. Moreover, our manager may change this policy, in its sole discretion, at any time.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow. Note that, currently, we have not identified any source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Item 2. Directors and Officers

The following table sets forth information on the directors and executive officers of GK Development. Our company is managed by GK Development, its sole manager. Consequently, our company does not have its own separate directors or executive officers.

Name	Age	Position with our Company	Director/Officer Since

Garo Kholamian	61	President and Sole Director	1995
Sherry Mast	53	Principal – Asset Management	1997
Gregory C. Kveton	63	Principal - Development	2002
Susan Dewar	62	Senior Vice President - Acquisitions	2004
Melissa Pielet	55	Principal - Equity Markets	2013

Set forth below is biographical information for GK Development Inc.'s executive officers.

Garo Kholamian, age 61, is the President, sole Director and sole shareholder of GK Development. Since the formation of the GK Development in 1995, Mr. Kholamian and his affiliates have acquired and developed over 120 million square feet of commercial property including apartments, office and commercial rental. Prior to forming GK Development, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck, specializing in regional shopping malls, power centers and office buildings. At Homart, Mr. Kholamian was responsible for site selection, negotiation and project development and management of Homart's community shopping centers, including over 2.2 million square feet of commercial rental space in the Midwest and Florida. Before managing the development of these centers, Mr. Kholamian assisted in the development of 1.5 million square feet of regional malls and 1.1 million square feet of office space throughout the U.S. for Homart. Mr. Kholamian received his Master's degree in Business Management from Loyola University of Chicago in 1985 and his Bachelor's Degree in Architecture from the Illinois Institute of Technology in 1981. He is a member of the International Council of Shopping Centers and a licensed real estate broker in Illinois.

Sherry Mast, age 53, is the Principal – Leasing at GK Development. Ms. Mast joined GK Development in 1997 and, prior to taking over leasing, established property management and financial systems for GK Development. Ms. Mast is responsible for leasing of the company's entire portfolio, as well as day-to-day leasing activity. Prior to joining GK Development, Ms. Mast was Marketing Manager for Karp's, a nationally recognized bakery supply company. There she was responsible for new product development, creating bakery supply solutions for national retailers. From joining that company in 1992, Ms. Mast was involved in the creation of new products and worked closely with national clients, including Starbucks Coffee, Wal-Mart, Dominick's Finer Foods and American Superstores. Prior to joining Karp's, Ms. Mast was Quality Assurance Associate for Hyatt Hotel Corporation from 1989 through 1992. There she assisted in improving customer relations and maintaining Hyatt's industry-leading service standards. Ms. Mast received her Bachelor's Degree in Corporate Communications from Northern Illinois University. She is a member of the International Council of Shopping Centers and is a registered real estate salesperson in Illinois.

Gregory C. Kveton, age 63, is the Principal - Development at GK Development. He joined GK Development in 2002 to spearhead the company's ground-up development team by identifying opportunities in emerging growth markets. He also directs new development and ongoing capital construction. During his tenure, GK Development has specialized in projects that deliver steady, increasing value for GK Development's investors, tenants and community. Previously, Mr. Kveton was Senior Vice President - Operations with fiscal and operation responsibility for GK Development's portfolio. Before he joined GK Development, he was Vice President of Asset Management in the commercial rental group of Lend Lease Real Estate Investments, where he was responsible for project oversight for power center development in the western United States. At Homart Development Company, the real estate development arm of Sears Roebuck, Mr. Kveton was National Director of the Community Centers group, where he oversaw asset and property management for the company's power and community centers portfolio. Mr. Kveton graduated from Iowa State University with a Bachelor of Science degree in Business Administration. He holds both the Certified Shopping Center Manager and Certified Retail Property Executive designations from the International Council of Shopping Centers (ICSC).

Susan Dewar, age 62, is the Senior Vice President - Acquisitions at GK Development. Susan joined GK Development in 2004, enriching the team with her extensive background in commercial, office and industrial real estate. Susan is responsible for reviewing and assessing each potential acquisition for GK Development. She has been actively involved in the acquisition and financing of several regional malls, including a portfolio of four malls totaling more than 1.74 million square feet. She was previously involved in obtaining financing for several of GK Development's properties and maintains a presence in both the local and national banking communities. Previously, Susan was Vice President of Real Estate for the Elmer J. Krauss Organization, at the time, the largest industrial real estate owner in the State of Florida. While with Krauss, she oversaw more than 30 acquisition/disposition transactions in a 3-year period, including all due diligence and financing. In addition, she was responsible for all property and asset management for the entire portfolio. Susan attended the University of Houston, focusing on Business and Real Estate, and is a licensed real estate broker in the State of Florida. She is a member of the International Council of Shopping Centers (ICSC), a Certified Property Manager, and a 20-year member of the Institute of Real Estate Management.

Melissa Pielet, age 55, is the Principal - Finance at GK Development. Melissa arranges financing for all of GK Development's acquisitions and developments. She procures first mortgage debt, mezzanine debt and preferred equity for GK Development's portfolio. This includes construction loans, bridge loans and permanent loans. She is also responsible for ongoing communication with lenders on all GK-owned assets. Before joining the GK Development team, Melissa was a Principal and Executive Vice President of finance for 26 years with HSA Commercial. There she was responsible for financing the development and acquisition of over 67 million square feet of real estate with a market value of over $2.5 billion. This included industrial, commercial, office, medical office, senior living, hotels and vacant land. During her tenure at HSA, Melissa oversaw communication with lenders for all ongoing needs related to HSA Commercial's 16 million square feet of owned assets, including negotiation various loan restructures to benefit ownership. She also arranged financing for various third-party borrowers, including all of GK Development's acquisitions and developments. Melissa attended the University of Wisconsin, studying real estate and marketing. She is a member of the International Council of Shopping Centers (ICSC) and is licensed as a real estate broker in the state of Illinois.

Director and Executive Compensation

Garo Kholamian is the sole shareholder and director of GK Development. Our Company does not have executives. It is operated by a sole manager, GK Development. We will not reimburse our manager for any portion of the salaries and benefits to be paid to its executive officers named in “Directors and Officers.”

Item 3. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of December 31, 2019, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Security Ownership of Certain Beneficial Owners (5% or more)

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Class A	Garo Kholamian(1)(2)	100% Membership Interest	100%
Security Ownership of Management
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Class A	Management(2)	100% Membership Interest	100%

_________________

(1)	Held by Garo Kholamian individually.

(2)	Address is: 257 East Main Street, Suite 200, Barrington, IL 60010.

Item 4. Interest of Management and Others in Certain Transactions

GK Development, our company’s manager, or its affiliates will be responsible for all aspects of the management of our company’s assets. Through this management, GK Development or its affiliates will be entitled to the fees enumerated below:

Acquisition Fees. GK Development will be entitled to 2% of the purchase price of each property purchased from non-affiliated, third party sellers for identifying, reviewing, evaluating, investing in and the purchase of real property acquisitions. These acquisition fees are payable by our company regardless of whether the property ever generates positive cash flow.

Property Management Services Fee. Each property owned by our company will be managed by a property manager, which may be GK Development or an affiliate of GK Development. For its services, the property manager will be paid property management fees, leasing compensation and other compensation, provided that property management fees for any property may not exceed 5% of annual gross revenues from that property. The property management fees will be paid in arrears on a monthly basis. The property management fees are payable by our company regardless of whether the property ever generates positive cash flow.

Disposition Fees. GK Development will receive 2% of the gross sale price from the disposition of each property by our company. These disposition fees are payable by our company regardless of whether the investment is sold at a gain or a loss.

Asset Management Fees. Each property owned by our company in our future portfolio will be managed by GK Development. For its services, GK Development will be entitled to an asset management fee equal to 1% of the appraisal value of real properties acquired by the company or its subsidiaries or pro rata portion of such value if a company subsidiary is not wholly-owned. No asset management fees will be earned on undeployed cash. The asset management fees will be paid in arrears on a monthly basis. The asset management fees are payable by our company regardless of whether the asset ever generates positive cash flow.

Financing Fees. GK Development will be entitled to 2% of the principal amount of any financing in conjunction with the purchase or refinance of an asset. These financing fees are payable by our company regardless of whether the asset generates positive cash flow.

Other Fees. GK Development may be entitled to certain additional, reasonable fees in association with other activities imperative to the operations of our company. Such activities include, but are not limited to, property leasing, property development, and loan guarantees. GK Development will endeavor to determine such fees based upon benchmark market rates.

Item 5. Other Information

None.

Item 6. Financial Statements

GK Investment Property Holdings II, LLC

(a Delaware limited liability company)

Financial Report

For the Period from Inception (July 11, 2019) to December 31, 2019

GK Investment Property Holdings II, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
GK Investment Property Holdings II, LLC
Richmond, Virginia

Opinion on the Financial Statements
We have audited the accompanying balance sheet of GK Investment Property Holdings II, LLC (the “Company”) as of December 31, 2019, the related statements of operations, member’s equity, and cash flows for the period from inception (July 11, 2019) through December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and their cash flows for the period from inception (July 11, 2019) through December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Cherry Bekaert LLP

We have served as the Company’s auditor since 2019.

Richmond, Virginia
June 16, 2020

GK Investment Property Holdings II, LLC

Balance Sheet
December 31, 2019

ASSETS
Rental properties	$-
Less: Accumulated depreciation	-
-
Cash	-
Restricted cash - funded reserves	-
Accounts receivable - tenants	-
Other assets	-

Total assets	$-

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Notes payable - Net	$-
Bonds payable - Net	-
Total liabilities	-

Member's Equity
Member's Equity	-

Total liabilities and member's equity	$-

See notes to financial statements.

GK Investment Property Holdings II, LLC

Statement of Operations
For the Period from Inception (July 11, 2019) to December 31, 2019

Revenues	$-

Operating Expenses	-

Net Income	$-

See notes to financial statements.

GK Investment Property Holdings II, LLC

Statement of Member’s Equity
For the Period from Inception (July 11, 2019) to December 31, 2019

Balance - July 11, 2019	$-

Net Income	-

Balance - December 31, 2019	$-

See notes to financial statements.

GK Investment Property Holdings II, LLC

Statement of Cash Flows
For the Period from Inception (July 11, 2019) to December 31, 2019

Cash Flows from Operating Activities	$-

Cash Flows from Investing Activities	-

Cash Flows from Financing Activities	-

Net (Decrease) Increase in Cash	-

Cash - Beginning of period	-

Cash - End of period	$-

See notes to financial statements.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies for Future Operations

The following items represent the Company’s accounting policies and will be used once operations commence. There have been no operations to date.

Description of Business – GK Investment Property Holdings II, LLC, (“GKIPH II” and/or the “Company”), was formed on July 11, 2019 with the intent to acquire existing income producing commercial properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the properties for an alternative use other than intended when originally acquired. However, GKIPH II is permitted to transact in any lawful business in addition to that stated above. GKIPH II anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of bonds (the Bonds). The Bonds are unsecured indebtedness of GKIPH II.

The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of the member of GKIPH II. The Company has one class of units, Class A units, which are owed 100% by an individual related to the Manager. The member of the Company has limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement.

As reflected in the accompanying financial statements, the Company held no assets during the period and has not issued any Bonds, and therefore, does not have any operating activities as of December 31, 2019.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the member of GKIPH II as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property will be allocated to the member of GKIPH II in their ownership percentages.

Basis of Accounting - The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the balance sheet.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Restricted Cash - The Company will maintain cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits of $250,000. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash.

Funded reserves are likely to consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for the loans requiring funds to be reserved; (b) bond service reserve to be maintained under the bond indenture agreement for a period of twelve months commencing from the first bond closing date, and (c) tenant improvement reserve.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies for Future Operations (Continued)

Rental Properties - Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. Since there are no long-lived assets recorded on the balance sheet at December 31, 2019, there is no impairment to be considered.

Debt Issuance Costs– Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs are presented on the balance sheet as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies for Future Operations (Continued)

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the balance sheet as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases.

Lease Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At December 31, 2019, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded such amount would be presented net with income related to leases on the accompanying statement of operations.

Revenues from Rental Properties - Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying balance sheet. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying balance sheet. Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. For most of our leases, we receive a fixed payment from the tenant for these reimbursed expenses, which is recognized as revenue on a straight-line basis over the term of the lease. We accrue reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period the applicable expenditures are incurred. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year.

Income Taxes – GKIPH II is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. The member of GKIPH II is taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies for Future Operations (Continued)

Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2019, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the financial statements.

Accounting Pronouncements
For each of the accounting pronouncements that affect the Company, the Company has elected or plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (ASC 606)”, which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard states that “an entity recognized revenue to depict the transfer of promised goods or services.” While the standard specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. The Company adopted Topic 606 effective on July 11, 2019 and has completed its assessment of the ASU and concluded that the guidance will not have a material impact on the Company’s method of revenue recognition or on the financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". The amendments in this update govern a number of areas including but not limited to, accounting for leases, replacing the existing guidance. Under this standard, among other changes in practice, a lessee’s rights and obligations under most leases, including existing and new arrangements, would be recognized as assets and liabilities, respectively, on the balance sheet. Other significant provisions of this standard include (i) defining the “lease term” to include the non-cancelable period together with periods for which there is a significant economic incentive for the lessee to extend or not terminate the lease; (ii) defining the initial lease liability to be recorded on the balance sheet to contemplate only those variable lease payments that depend on an index or that are in substance “fixed,” (iii) a dual approach for determining whether lease expense is recognized on a straight-line or accelerated basis, depending on whether the lessee is expected to consume more than an insignificant portion of the leased asset’s economic benefits and (iv) a requirement to bifurcate certain lease and non-lease components. The lease standard is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company plans to adopt the standard effective on January 1, 2021. The accounting for leases under which the Company is the lessor remains largely unchanged and the Company is not currently a “lessee” under any lease agreements. The Company will continue to monitor and review updates as they are provided by the FASB and is currently evaluating the impact of adoption.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”, which requires that the statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. This standard states that transfers between cash, cash equivalents, and restricted cash are not part of the entity’s operating, investing, and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 was effective for the Company beginning July 11, 2019. The adoption of this ASU did not impact the presentation of the statement of cash flows, but will require additional footnote disclosure to reconcile the balance sheet to the statement of cash flow presentation.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 2 – Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Note 3 – Subsequent Events

The financial statements and related disclosures include evaluation of events up through and including June 16, 2020, which is the date the financial statements were available to be issued.

On January 28, 2020, the Company submitted its initial offering of up to $50,000,000 in the aggregate of 7% bonds. The purchase price per bond was offered at $1,000, with a minimum purchase amount of $5,000. The Bonds were offered in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates ranging from February 28, 2025 to August 31, 2026. Through June 16, 2020, the Company had sold $2,138,059 of Bonds.

On May 27, 2020, the Company entered into a contract for the purchase of a property located in River Forest, Illinois in the amount of $8,150,000. The Company has 30 days to conduct their due diligence, after which time they anticipate closing on the acquisition of the property on July 17, 2020.

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new coronavirus as a “pandemic”. First identified in late 2019 and known now as COVID-19, the outbreak has impacted hundreds of thousands of individuals worldwide. In response, many countries have implemented measures to combat the outbreak which have impacted global business operations. No impairments were recorded as of the balance sheet date as no triggering events or changes in circumstances had occurred as of year-end; however, due to significant uncertainty surrounding the situation, management's judgment regarding this could change in the future.

Item 7. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company.*

(2)(b)	Limited Liability Company Agreement of the Company.*

(3)(a)	Indenture between the Company and the Trustee. **

(3)(b)	Form of Bond. **

____________
* Incorporated by reference to the Company’s Offering Statement on Form 1-A filed on September 17, 2019
** Incorporated by reference to the Company’s Offering Statement on Form 1-A filed on January 14, 2020

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Property Holdings II, LLC, a Delaware limited liability company

By:	GK Development, Inc. dba GK Real Estate
an Illinois corporation, Manager

Date: June 18, 2020	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Title:	Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: June 18, 2020	By:	/s/ Garo Kholamian
Garo Kholamian
President of our manager (Principal Executive Officer)

Date: June 18, 2020	By:	/s/ Gregory Kveton
Gregory Kveton
Principal – Development of our manager (Principal Financial Officer and Principal Accounting Officer)